May 12, 2025

David A. Gardella
Chief Financial Officer
Donnelley Financial Solutions, Inc.
391 Steel Way
Lancaster, PA 17601

        Re: Donnelley Financial Solutions, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2024
            Filed February 18, 2025
            File No. 001-37728
Dear David A. Gardella:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services